

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

May 1, 2006

Via U.S. Mail and facsimile at 360-666-6483
Mr. Steve Nieman
15204 NE 181st Loop
Brush Prairie, Washington 98606

Re: Alaska Air Group, Inc. ("AAG")
Preliminary Proxy Statement on Schedule 14A Filed
March 20, 2006, as amended
Filed by Steve Nieman, Richard D. Foley and Terry K. Dayton
File No. 001-08957

Dear Mr. Nieman:

We have reviewed your filings and have the following comments.

General

1. We note your response to prior comments one and two. Any communication furnished to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy constitutes a solicitation. Please refer to Rule 14a-1(l)(1)(iii). Any such communications are soliciting materials regardless of when a definitive proxy statement is filed. File all such materials immediately. In the alternative, if communications to security holders have been made but you do not believe such communications are soliciting materials, please include a representation to that effect in your response letter and provide all such communications to the staff on a supplemental basis.

   In addition, we note your statement relating to the "'free services of the taxpayer-paid SEC to insure us amateurs are in compliance with that law." Please note that the Staff is not counsel to the proponents as is possibly suggested in your response.

2. We note your response to prior comment three. All materials filed pursuant to Rule 14a-12 must contain the information required by Rule 14a-12(a). We note that the materials filed in response to prior comment one do not provide the

information required by Rule-12(a). Please re-file your materials to include the appropriate information and/or legends.

3.   We note your response to prior comment four. As addressed in comment one of this letter, solicitation does not begin when you first file materials on EDGAR. Rather, solicitation begins when you communicate with shareholders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. Accordingly, any e-mails or other communications <u>may</u> be soliciting materials required to be filed pursuant to Rule 14a-12. Please provide us with paper copies of any additional e-mails potentially relating to your solicitation sent by Mr. Nieman, or other participants, to any shareholders of AAG.

V.   <u>How We Plan To Solicit</u>

4.   We note your response to prior comments seven and eight. If you are soliciting all shareholders, then it is inconsistent with your affirmative obligation to furnish a proxy statement to require that holders pay to receive a paper copy. If you solicit only shareholders who consent to viewing the materials on your website, then please include a clear statement to that effect. Please note that the staff is not concurring that either method is appropriate and may have further comments based on your response.

IX.   <u>Participants in the Solicitation</u>

5.   We note your response to prior comment 12. All persons soliciting proxies are participants. The "sponsors" you identify in your proxy statement appear to have made statements in support of proposals that they knew would be included in your proxy materials. The statements of the sponsors appear to be reasonably calculated to result in the procurement, withholding or revocation of a proxy. Accordingly, each "sponsor" appears to be a participant. Refer to Instruction 3(a)(vi) of Item 4 of Schedule 14A. Identify each "sponsor" as a participant and provide all required disclosure.

<u>Closing Comments</u>

        Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions